RICHARDSON & PATEL LLP
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                                  March 3, 2005


VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 05-11
450 Fifth Street, NW
Washington DC, 20549
Attn.:   William A. Bennett, Esq.
         John Reynolds, Esq.

         Re:      Innovative Card Technologies, Inc.
                  Registration Statement on Form SB-2/A
                  File No. 333-119814

Messrs. Bennett and Reynolds:

      On behalf of Innovative Card Technologies, Inc. (the "Company"), we enclose for filing under the Securities Act of 1933, as amended, Amendment No. 3 to the above-referenced registration statement (the "Registration Statement"), together with exhibits thereto. Amendment No. 3 to the Registration Statement contains revisions that have been made in response to the comments received from the staff ("Staff") of the Securities and Exchange Commission in their letter dated February 18, 2005. Set forth below are the Company's responses to the Staff's comments. We have reproduced the Staff's comments in bold type and have followed each comment with our response. References in this letter to "we," "our" or "us" mean the Company or its advisors, as the context may require. Clean and marked copies of Amendment No. 3 to the Registration Statement are being provided supplementally with a copy of this letter for the convenience of the Staff.

Risk Factors, page 4

1. Please update to January 20, 2005 the amount of shares outstanding in the 17th risk factor.

      In response to the Staff's comment, the amount of shares outstanding has been updated to March 1, 2005.

Securities and Exchange Commission
March 3, 2005
2

Selling Stockholders, page 11

2. We note the disclosure in the second paragraph that "upon any such transfer the donnee would have the same right of sale as the selling shareholder." We redirect your attention to comment 19 in our letter dated November 19, 2004 where we stated that all persons using this prospectus must be named as selling shareholders and all disclosure pursuant to Item 507 of Regulation S-B must be included in the prospectus. This may be accomplished in an effective registration statement by means of a prospectus supplement filed pursuant to Rule 424(b) of Regulation C.

      The disclosure that "upon any such transfer the donnee would have the same right of sale as the selling stockholder" has been deleted. In addition, disclosure has been added to clarify that any changed information regarding the selling stockholders will be set forth in prospectus supplements or post-effective amendments, as required.

Plan of Distribution, page 16

3. We note your statement that the "selling stockholders may use one or more of the following methods when selling shares." Item 508 of Regulation S-B requires that the company indicate the plan of distribution. Please revise this statement and indicate all additional methods of distribution that will be used.

      In response to the Staff's comment, we have revised the plan of distribution to indicate all additional methods of distribution that will be used.

Description of Business, page 24

4. We note that you expect to have various aspects of your business available by "early 2005." Please update this disclosure.

      The disclosure regarding the referenced language has been updated on pages 1, 24, 25, 26, 27 and 29.

Certain Relationships and Related Transactions, page 32

5. Per prior comment 13, please disclose the terms of the $130,833 obligation to Forest Finkelstein, including rate of interest.

      The disclosure regarding the terms of the $130,833 obligation to Forest Finkelstein has been revised in the sub-sections entitled "Consulting Services" and "Accounts Payable" of "Certain Relationships and Related Transactions" to provide a more detailed description.

Market for Common Equity and Related Stockholder Matters, page 34

6. Please reconcile the disclosure in this section where you state you have 18 holders of record of common and 50 holders of record of preferred with the disclosure on page 22.

Securities and Exchange Commission
March 3, 2005
3

         In response to the Staff's comment, we have revised and reconciled the disclosure concerning the number of holders of common and preferred stock on pages 22, 34 and 35.

Executive Compensation, page 36

7.    Please revise the introductory paragraph to include the fiscal year ended
      2004.

      The introductory paragraph has been revised to include the fiscal year ended 2004.

Financial Statements

8.    Please note the updating requirements of Item 310(g) of Regulation S-B.

      Noted. The Company has provided and will provide updated financial information pursuant to Item 310(g) of Regulation S-B.

Part II

Item 27. Exhibits

9. Revise your legality opinion to indicate that the opinion opines upon Delaware law including the statutory provisions, all applicable provisions of the Delaware Constitution and all reported judicial decisions interpreting those laws.

      In addition, please either remove or explain the qualification set forth in the last sentence of the second paragraph.

      We have revised our opinion as requested by the Staff and have deleted the qualification set forth in the last sentence of the second paragraph.

Item 28. Undertakings

10. We do not understand the purpose for including the fourth undertaking regarding Rule 430A.

      In response to the Staff's comment, we have deleted the fourth undertaking.

      In addition, we have added disclosure regarding the Company's recently launched website on page 1. Information regarding George Hoover, one of the Company's directors, and the legal services that Blakely Sokoloff Taylor & Zaffman, LLP has rendered to the Company has been added to the section entitled "Certain Relationships and Related Transactions." Mr. Hoover is a partner in the firm of Blakely Sokoloff Taylor & Zaffman. The disclosure regarding the series A preferred stock has been revised throughout the Registration Statement to clarify that only the 1,844,500 shares of series A preferred stock covered by the prospectus will automatically convert upon effectiveness. The remaining 999,000 outstanding shares of series A preferred stock will not automatically convert upon effectiveness of the Registration Statement.

Securities and Exchange Commission
March 3, 2005
4

      We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

                                                     Very truly yours,
                                                     Richardson & Patel LLP

                                                     /s/ Dorothy B. Vinski, Esq.

                                                     Dorothy B. Vinski, Esq.

Enclosures

cc(w/o encs.):    Mr. Alan Finkelstein, Innovative Card Technologies, Inc.
                  Mr. Bennet Lientz, Jr., Innovative Card Technologies, Inc.
                  Nimish Patel, Esq., Richardson & Patel